 Filed by Independent Bank CorporationCommission File Number: 0-7818Pursuant to Rule 425 under the Securities Act of 1933Subject Company: TCSB Bancorp, Inc.

 Additional Information about the Transaction  2      Independent Bank Corporation (IBCP) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC), which will include a prospectus relating to the IBCP shares to be issued in the transaction, a proxy statement for a shareholder meeting of TCSB Bancorp, Inc. (TCSB) at which shareholders will be asked to approve the transaction, and certain other documents regarding the proposed transaction. Before making any voting or investment decision, investors are urged to carefully read the entire registration statement and related documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors will be able to obtain these documents free of charge at the SEC’s website at www.sec.gov or by making a written request to Independent Bank Corporation, Attn: CFO, 4200 East Beltline Avenue NE, Grand Rapids, MI 49525, or by calling (616) 522-1765.

 Cautionary Note Regarding Forward-Looking Statements  3      This presentation may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statements about our expectations, beliefs, plans, strategies, predictions, forecasts, objectives or assumptions of future events or performance are not historical facts and may be forward-looking. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of IBCP and TCSB. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “expects,” “can,” “could,” “may,” “predicts,” “potential,” “opportunity,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “seeks,” “intends” and similar words or phrases. Accordingly, these statements involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual strategies, actions or results to differ materially from those expressed in them, and are not guarantees of timing, future results or other events or performance. Because forward-looking statements are necessarily only estimates of future strategies, actions or results, based on management’s current expectations, assumptions and estimates on the date hereof, and there can be no assurance that actual strategies, actions or results will not differ materially from expectations, readers are cautioned not to place undue reliance on such statements. Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite shareholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with IBCP’s and TCSB’s respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which IBCP and TCSB operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks; certain risks and important factors that could affect IBCP’s future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2016 and other reports filed with the SEC, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and IBCP undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise.

Agenda

- Welcome and Introductions
- Independent Bank – Mission, Vision and Values
- Community Involvement
- The Independent Bank Brand
- Key Lines of Business
- Why IBCP and TCSB?
- Integration Plan
- Expected Merger Timeline
- Human Resources Matters

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Welcome!

INDEPENDENT BANK

Independent Bank Employees Attending the Meeting

- Brad Kessel, President and CEO
- Rob Shuster, EVP Chief Financial Officer
- Jim Mack, EVP Commercial Banking
- Stefanie Kimball, EVP Chief Risk Officer
- Dave Reglin, EVP Retail Banking
- Russ Daniel, EVP Operations and Digital Banking
- Pat Ervin, EVP Mortgage Banking
- Joane VanLuven, SVP Human Resources
- Denise Wheaton, SVP Retail Banking (West Michigan)

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 Our Mission, Vision and Values  6  Mission – Working together to make a positive difference in the lives of our customers, associates, shareholders, and the communities we serve.Vision – To be the best and therefore most admired and trusted community bank in the Midwest. To be known for our exceptional service. To serve our customers and help them achieve their financial goals. To grow faster than our markets while effectively managing risk with an eye toward $5 billion in total assets and $1 billion in market capitalization by 2021.  ValuesCustomer FocusTrustAccountabilityExceptional ServiceTeamwork

 Mission, Vision and Values – Our Associates Tell the Story (Video)!  7

 Community Involvement and Corporate Citizenship (Video)  8

 What is the Independent Brand?  9  Exceptional ServiceCommunity FocusTrusted partnersHigh Performance CultureEasy to do business withCompetitively priced with real value  We aim to impress every customer every day, every time.We are active members of and serving our community through lending, investing, and giving our time and talent.We strive to be the best in everything we do, with high expectations and high results.We are easy to do business with being real people, approachable with honest answers, helpful advice, and a friendly smile.We are not the highest priced or the lowest priced, but always offering real value.

 What are our Key Lines of Business?  10  Commercial Banking – Providing a full suite of commercial banking services to businesses with revenues up to $100 million in sales. (Sweet spot is $1 million to $5 million in financing.)Smaller credits through sales force referrals (less than $500K serviced through small business underwriting department (SBUD), larger relationships sold and serviced through business banker and traditional underwriting structure. Treasury Management –Full suite of cash management and investment products provided to businesses and municipalities.   Mortgage Banking – Providing a full suite of mortgage financing products: 1st mortgages, 2nd mortgages, fixed rate mortgages, adjustable rate mortgages, originated through expanded loan originator sales force located in branches and loan production offices. Retail Banking –Delivery channels include traditional branch network as well as a full suite of online, mobile, and remote capture technology. Providing a full suite of consumer payment, savings, investment, and financing products and services through branch (63) and ATM network, as well as through online, mobile, and call center delivery channels.Investments and insurance (IB Wealth Management and IB Insurance Services).

 Understanding our Customers (Video)  11

Why IBCP and TCSB?

INDEPENDENT BANK

- Great strategic fit
- Similar community bank business models
- High performance cultures
- Focus on exceptional customer service
- Highly value employees
- Community service emphasis

- Proforma: $3.1 billion in total assets; $2.3 billion in loans; and $2.7 billion in deposits.
- Earnings expansion through accelerated loan portfolio growth and cost savings synergies.
- Build greater market share in Traverse City area (ability to originate larger loans and expand retail deposit gathering activities).
- Return mortgage loan servicing to in-house operation.
- Add new products/services: IB Wealth Management, IB Insurance Services. Increased revenues and customer touch points.

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IBCP/TCSB Integration Plan

INDEPENDENT BANK

- IBCP team has significant experience with the merger integration process (on both the buy and sell side)
- IBCP core processor (FIS) has extensive conversion experience
- Will strive to minimize the timeframe between closing and data processing conversion
- Will produce high quality in-depth customer communications about the conversion
- Will conduct thorough training for TCSB staff to insure excellent experience for staff and customers alike
- Will implement our "adopt-a-branch" program to insure extensive on-site support.

- Low integration risk (similar loan and deposit products and services).
- Many similar systems/vendors (Credit Quest/Commercial Loans, Elan/Credit Cards).
- IBCP maintains detailed Project Control Reports (PCRs) on each element of the integration and conversion to insure nothing falls through the cracks.
- Communication is critical – we will keep the TCSB team involved and engaged though the integration process via weekly meetings, the PCRs, and training.

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IBCP/TCSB Estimated Timeline

INDEPENDENT BANK

- 12/4/17 – Agreement and Plan of Merger between IBCP and TCSB signed and publicly announced. Internal TCSB employee meeting held.
- 12/5/17 – IBCP_TCSB Investor Conference Call held.
- 12/7/17 – IBCP senior management meeting with TCSB employees.
- December 2017 – Target for Securities and Exchange Commission (SEC) filing (S-4) and regulatory filings (FRB and State of Michigan).
- February/March 2018 – TCSB Special Shareholder Meeting to vote on merger; also, expect to receive requisite regulatory approvals.
- March/April 2018 – close merger.
- May/June 2018 – data processing conversion (TCSB customers onto IBCP platforms).

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Closing  15  Question and Answer SessionThank you for attending!